ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2006 AUG -3 A 11:05

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

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Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

06015717

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

8/3

Datum/Date: **20.12.2005**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 28th July 2006

Erste Bank enters the Ukrainian market through the acquisition of 50.5% of Bank Prestige

Erste Bank der oesterreichischen Sparkassen AG is entering the Ukrainian market with the acquisition of a majority (50.5%) stake in Bank Prestige for UAH 178.3 mn (EUR 27.7 mn/USD 35.3 mn). Based on a shareholders' equity of UAH 299.1 mn (EUR 46.5 mn/USD 59.2 mn) this translates into a price/book multiple of 1.18. Since its creation in December 2005, Bank Prestige has been 100% owned by its founders, a group of Ukrainian entrepreneurs with a well-established track record in the sector.

Erste Bank and the major shareholders will invest up to UAH 757.5 mn (EUR 117.8 mn/USD 150.0 mn) each over the next 4 years in order to support the Banks' business plan. The completion of the transaction is subject to regulatory approval of both the National Bank and the Anti Monopoly Commission of the Ukraine, as well as the Austrian Financial Market Authority. The transaction is expected to be completed in October 2006.

Bank Prestige was established in December 2005 and registered as a public corporation in January 2006. It currently has close to 100 employees. The authorized capital amounts to UAH 300.0 mn (EUR 46.6 mn/USD 59.4 mn). As of 30 June 2006 total assets amounted to UAH 637.4 mn (EUR 99.1 mn/USD 126.2 mn).

"This semi-greenfield operation combines local expertise with international experience and gives Erste Bank an early foothold in one of the most promising banking markets in Central and Eastern Europe" said Andreas Treichl, CEO of Erste Bank. "To date, Erste Bank has successfully acquired 10 banks in Central and Eastern Europe in various privatization processes. With the entry into the Ukrainian market we aim to prove that we can not only restructure but also establish branch networks".

"The fact that Erste Bank has consistently become a market leader and gained considerable market share in the CEE markets it has previously chosen to enter was a decisive factor for choosing Erste Bank as a strategic investor. The combination of experience, expertise and track record in establishing leadership positions on both sides should represent a qualitative advantage for the new bank", said Olexandr Derkach, Deputy Chairman of the Board of Directors of Bank Prestige.

The Bank will be jointly managed and supervised, combining the successful local track record of the founders of Bank Prestige with the financial strength and expertise of Erste Bank. This cooperation will enable the Bank to expand rapidly, thereby taking advantage of the significant long-term growth potential in the Ukraine.

Once the transaction has been completed and after regulatory approval, the Bank is expected to operate under the Erste Bank brand. In addition, Erste Bank will provide the necessary support at all levels to ensure the full implementation of Erste Bank Group standards.

The Bank has a full service licence and will operate as a universal bank, focusing on both corporate and retail business. It plans to develop a country-wide distribution network within the next two years and targets a market share of above 4% by total assets in the medium term.

Expansion into the Ukraine further strengthens Erste Bank's long-term growth prospects. The Ukrainian banking sector has developed strongly in recent years: within the first 6 months of 2006, total sector assets increased by 19% driven by private household demand for credit. In the same period, the total credit volume lent by Ukrainian banks increased by about 47%. In 2005 banking assets rose by 59% to 50% of GDP at year-end 2005, up from 39% of GDP in 2004.

Erste Bank is confident that the combination of a semi-greenfield operation with highly experienced partners represents the best risk/return profile in terms of entering the Ukrainian market. Furthermore Erste Bank is convinced that its customers and shareholders will benefit from new expansion in the region.

CMS Cameron McKenna and Magister & Partners acted as Legal Advisors, Dragon Capital as Financial Advisors to Erste Bank in the transaction.

Exchange rate as of 28/07/2006: 1 USD = 5.0500 UAH
Exchange rate as of 28/07/2006: 1 EUR = 6.4322 UAH

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.